

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

July 27, 2009

Mr. Rodney Lozinski
Chief Executive Officer
1909 Dufferin Avenue
Saskatoon, Saskatchewan
Canada, S7J 1B6

> **Re: Dravco Mining, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 19, 2009**
> **File No. 0-50664**

Dear Mr. Lozinski:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 30

Changes in Internal Controls, page 30

1.   We note your disclosure stating, "We have also evaluated our internal controls for
         financial reporting during the last fiscal quarter, and there have been no
         significant changes in our internal controls or in other factors that could
         significantly affect those controls subsequent to the date of their last evaluation."

         The guidance in Item 308T(b) of Regulation S-K requires that you disclose *any*
         change in your internal control *over* financial reporting identified in connection
         with the evaluation that occurred during the your *last fiscal quarter* that has
         materially affected, or is reasonably likely to materially affect, your internal
         control over financial reporting.

         Please revise your disclosure accordingly. This issue also applies to your interim
         report for the fiscal quarter ended March 31, 2009.

Management's Report on Internal Control over Financial Reporting, page 31

2.   We note your disclosure concluding that you did not maintain effective internal
         control over financial reporting as of December 31, 2008 because you had
         identified several control deficiencies that constituted material weaknesses in
         your internal control over financial reporting during your evaluation.

         However, we see that you also concluded that your disclosure controls and
         procedures were effective as of December 31, 2008, and as of your fiscal quarter
         ended March 31, 2009. Given that you have identified several material
         weaknesses in your internal control over financial reporting, please explain your
         rationale for your conclusions on the effectiveness of disclosure controls and
         procedure.

         You may wish to refer to the guidance in Section 2 of Final Rule Release 33-8238
         on our website at the following address:

         http://www.sec.gov/rules/final/33-8238.htm#iib3c.

Exhibits

Exhibit 31.1

3.   We note your officer's certification does not conform to the guidance in Item 601(b)(31)(i) of Regulation S-K, as it is missing the language about internal control over financial reporting in the introductory section of paragraph 4. Please revise your certification accordingly.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

Karl Hiller
Branch Chief